UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 16, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Roka Bioscience, Inc.

File No. 333-196135 - CF#30861

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Roka Bioscience, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 21, 2014.

Based on representations by Roka Bioscience, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.20	through March 14, 2024
Exhibit 10.21	through March 14, 2024
Exhibit 10.22	through May 27, 2018
Exhibit 10.23	through May 27, 2018
Exhibit 10.24	through May 27, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary